LPBP Management's Discussion and Analysis

Management's Discussion and Analysis of Operating Results and Financial Position

This section of the quarterly report contains management's analysis of the financial performance of the company and its financial position and it should be read in conjunction with the financial statements. Readers are cautioned that management's discussion and analysis ("MD&A") contains forward-looking statements and that actual events may vary from management's expectations.

Company Overview

LPBP Inc. ("the Company" or "LPBP" and which was previously named Hemosol Inc.) is a Canadian company with investments in health science focused partnerships, which are managed by other companies. LPBP does not actively manage its investments, as it does not control the establishment of strategic operating, investing and financing policies for these partnerships.

Effective May 1, 2004, the Company entered into an agreement with MDS Inc. ("MDS") which resulted in a reorganization of the Company's business (the "Blood Products Business") and the Ontario clinical laboratories services business (the "Labs Business") of MDS pursuant to a plan of arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario). After the Arrangement,

Shareholders, other than MDS, hold 0.44% of the equity shares and 52.5% of the voting shares of the Company. MDS, a related party, holds 99.56% of the equity shares of the Company and 47.5% of the voting shares of the Company.

As a result of the foregoing, the Company no longer operates an active business. Instead, the Company holds an approximate 7% limited partnership interest in Hemosol LP (which operates the Blood Products Business) and a 99.99% limited partnership interest in Labs LP (which operates the Labs Business). The Company is not active in the management of Labs LP or Hemosol LP, as it only holds a limited partnership interest in both entities.

The Company's revenue and cash flow are dependent upon the income and cash flow generated from its holdings in these partnerships. The Company is entitled to share in the net income of each partnership in a proportion equal to its proportionate interest in each partnership. As general partners of Labs LP and Hemosol LP, MDS Labs and Hemosol Corp, respectively, determine when distributions of income are made by the partnerships. Labs LP was restricted from making distributions to the partners thereof prior to November 1, 2004.The Company is required to pay dividends to its shareholders based on distributions received from its investment in Labs LP, net of any expenses incurred directly by the Company in the course of operations.

As a result of the Arrangement, the Company is expected to be able to benefit from significant tax losses, research and development pools and investment tax credits to offset taxes otherwise owing related to its interest in Labs LP. The tax carryovers accumulated through the previously owned Blood Products Business have an undiscounted total value of $100 million.

The Company has determined that through the previously described transactions, there is a continuity of interest with respect to the Company's equity interest in Labs LP. For purposes of presentation in the accompanying financial statements, the equity accounted results of Labs LP, prior to the acquisition of the partnership share by the Company on May 1, 2004, are included for comparison purposes only. As Labs LP was an integrated part of the Health segment of MDS, an allocation of indirect expenses was required to arrive at the equity earnings during the prior periods. For comparison purposes only, the equity earnings have been disclosed in the Statements of Income and have been offset, in the Statements of Retained Earnings, by distributions to MDS Inc. as the primary beneficiary of these earnings prior to May 1, 2004. This information is included in the financial statements of LPBP to assist users in assessing the Company's interest in Labs LP as a continuing interest entity, although the Company did not actually realize any equity income prior to May 1, 2004, the effective date of the transaction. Under the continuity of interest method, the financial position and results of operation and cash flows of the previously owned Blood Products Business have not been included for periods prior to May 1, 2004.

The tax carryovers have been recorded at an estimated value of $120 million and a corresponding unrealized tax loss benefit of $107 million in accordance with Canadian GAAP, EIC 110 "Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that are not Business Combinations". The future tax assets and the unrealized tax loss benefit will be amortized over the period in which LPBP expects to benefit from these tax carryovers.

Recent events

On September 1, 2005, MDS announced a shifting of focus for their businesses. As part of their repositioning, MDS stated that they are reviewing the appropriateness of alternative ownership structures for their Diagnostic businesses. This could include the Labs LP.

Overview of Laboratory Services in Ontario

Even though as a limited partner, the Company is not required to provide information on Labs LP, the Company has decided to include a brief description of Labs LP's business because it represents a material component of LPBP's financial results.

Laboratory services are an important element of the Ontario health care system and include both clinical testing and anatomical pathology testing. Laboratory services are conducted at the request of health care professionals in furtherance of the diagnosis of disease and the guidance of patient treatments. Laboratory services in Ontario are provided by both private sector community-based service providers and public sector providers such as public health laboratories and hospital laboratories. Public health laboratories have generally concentrated on epidemiological matters, such as the tracking of the spread of communicable diseases, while hospital laboratories generally provide laboratory services to the hospital in which it is located. Private sector community-based laboratories ("Community Laboratories'') provide services to patients receiving care outside of hospitals.

Laboratories in Ontario are required to hold licenses issued by the Ministry of Health ("MOH") which determine the nature of the tests that can be carried out at each facility and govern the ability of the operator to draw samples for testing purposes. Licenses are for a limited term (usually one year) and are renewable subject to MOH approval.

The Ontario provincial government generally pays for laboratory services in Ontario. Community Laboratories in Ontario are compensated for performing most laboratory services by billing the MOH on a fee for service basis for those services covered by the MOH, with the fees being established by a government fee schedule. Fees for laboratory services that are not covered by the MOH are billed directly to patients. The MOH has both (i) an industry cap, which limits the total amount that will be paid in the aggregate to the Community Laboratories for services performed in the Ontario provincial government's fiscal year and (ii) the corporate cap, which limits the amount each Community Laboratory service provider can individually be paid for the services it performs in a fiscal year. The corporate cap is allocated among the market participants on the basis of market share. The Labs Business has consistently performed sufficient services to be able to bill the full value of its corporate cap.

Community Laboratories negotiate their contracts with the MOH through the Ontario Association of Medical Laboratories ("OAML''). Negotiations are conducted on a regular basis and include the size of the industry cap and fee schedule adjustments for specific services. The industry cap for all Community Laboratories is $526 million for 2004 and $553 million for 2005 under an agreement that runs until March 31, 2005, and as normal, the agreement is currently under negotiation for renewal. The industry cap has grown at a compound annual growth rate of 3.6% from 1997 to 2005 MOH fiscal years.

Market for Laboratory Services in Ontario

Based on the most recent information available, for the fiscal year of the MOH ended March 31, 2003, there were 14.3 million requisitions (patient visits) to Community Laboratories in Ontario, resulting in a total of 80.2 million tests performed on patients for an average of 5.6 tests per requisition or patient visit and 6.6 tests per person in Ontario. It is estimated that approximately 50% of laboratory testing in Ontario is performed by Community Laboratories. In Ontario, substantially all out-patient laboratory services are performed by Community Laboratories on a fee-for-service basis.

Demand for laboratory services in Ontario is expected to continue to increase in the future as a result of several factors, including the following: (i) the Ontario population is growing and aging, (ii) physicians and patients increasingly place more value on laboratory services as a cost-effective means of disease detection, treatment monitoring and preventive medicine and (iii) improved equipment and cost-efficiency make testing available to a broader market. In addition to these factors, Ontario is experiencing increases in the number of physicians, sophisticated tests and available testing for high-risk diseases.

The Labs Business

The Labs Business currently performs over 31% of all private sector community-based laboratory services in Ontario. The Labs Business currently holds licenses for the full range of laboratory services for which licenses are available from the MOH, thereby allowing it to perform virtually any laboratory service that could be ordered by a health care professional.

The Labs Business generated revenues of approximately $211 million, $201 million and $199 million respectively for the fiscal years ended October 31, 2004, 2003 and 2002. Over 86% of such revenue was paid by the MOH on the basis determined under agreements between the MOH and the OAML. The Labs Business generated net income of approximately $47 million, $48 million and $51 million respectively for the fiscal years ended October 31, 2004, 2003 and 2002.

Strategy

The goal of the Labs LP is to be the leading provider of laboratory testing services in Ontario by continuing to operate the Labs Business efficiently and selectively pursuing opportunities for growth that are expected to be accretive.

Historically, in the absence of acquisitions, organic revenue growth of the Labs Business has been driven by the increasing demand for laboratory services resulting in the negotiated expansion of the industry cap and the individual corporate cap under agreements negotiated between the MOH and the OAML. The Labs LP intends to pursue additional growth opportunities by expanding the number and type of tests that it can provide and, where justified, seeking increased compensation for the testing that it currently provides.

Critical Accounting Policies

The financial statements of LPBP are prepared within a framework of generally accepted accounting policies selected by management and approved by the Board of Directors. These policies are set out in note 2 to the financial statements. Certain policies are more significant than others and are therefore considered critical accounting policies. Accounting policies are considered to be critical if they rely on a substantial amount of judgment in their application or if they result from a choice between accounting alternatives and that choice has a material impact on reported results or financial position. The policy identified as critical to the Company is discussed below.

Valuation of long-term investments

LPBP maintains investments in two partnerships. These investments are accounted for on a cost basis or on an equity basis depending on the Company's ownership interest and the degree of influence it exerts on the management of the investee. Investments are reviewed periodically to determine if there has been a decline in value that is other than temporary. In the event that an impairment has occurred, the carrying value of the investment is written down to an amount that reflects management's estimate of what could be received from a sale of the investment.

Operating Results

The Company's performance is based on the distributions received from its investments in Hemosol LP and Labs LP. Hemosol LP's business has not been profitable since inception and the Company does not expect any distributions for the foreseeable future. As such, the Company's results are dependent on the financial results and related distributions from Labs LP.

As a limited partner in Labs LP, LPBP's equity income is dependent on the Labs LP operations. While the actual acquisition of Labs LP did not take place until May 1, 2004, a discussion comparing current period operating results to prior year's operating results has been included since the Company has assumed continuity of interest with respect to Labs LP. It has also been assumed that any equity earned up to May 1, 2004 would have been received by the Company in way of distributions from Labs LP and paid out in dividends to MDS as the primary beneficiary of these earnings prior to May 1, 2004. It should also be reiterated that such dividends are disclosed as paid for comparative purposes only and do not represent actual dividends paid to MDS prior to May 1, 2004.

In the three months and nine months ended July 31, 2005, equity income increased by 5% and 1% respectively as compared to the three month and nine months periods ended July 31, 2004. The main reason for the large increase in equity income for the three month period related to a one time non-operating costs associated with one of the labs in the third quarter of 2004. A similar charge did not occur in the third quarter of 2005. During the same periods, revenue increased 1% to $53 million and 2% to $163 million respectively, primarily due to the increased funding in accordance with the terms of the industry cap agreement with the MOH. Concurrently, normal operating expenses also increased over the prior periods, in-line with the increases in revenue.

Liquidity and Capital Resources

The Company's liquidity and working capital is dependent on the timing of distributions from Labs LP and when the cash is paid out in dividends to shareholders. Operating expenses are normally funded through the distributions received from Labs LP.

In order to cover its general operating costs during the period between May 1, 2004 to November 1, 2004, the Company borrowed $300,000 from MDS under a demand note payable, with an interest rate of prime plus 2%. In the first quarter of 2005 the Company increased the note payable from MDS by $50,000.

Beginning in the second quarter of 2005, Labs LP has made distributions to the Company aggregating $36 million. The Company used the funds from these distributions to repay the$16 million it owed to Labs LP plus accrued interest and to repay the note payable of $350,000 plus accrued interest owed to MDS. The balance of the funds from the distributions was used to fund the payment of dividends on the Class B Non-Voting shares and the operating expenses of the Company.

As described in the Information Circular dated March 10, 2004, dividends may be declared and paid on the Class B Non-Voting shares in advance of dividends on the Class A common shares, as long as the aggregate amount per share of all dividends declared and paid on the Class A common shares, relating to any fiscal year, equals the aggregate amount per share of all dividends declared and paid on the Class B Non-Voting Shares relating to such fiscal year.

The Company expects to receive distributions at the end of each month from Labs LP and will pay out dividends to the Class B Non-Voting shares at the beginning of the following month, after retaining enough funds for working capital purposes. Shortly after the fiscal year end, the Company intends to declare and pay a dividend on the Class A common shares on the basis described above.

Provided that Labs LP continues to generate income resulting in distributions to the Company, the Company will have sufficient liquidity to continue operations.

As at July 31, 2005, the Company has not entered into any contractual obligations which will require future payments, including long-term debt. Additionally, the Company has not entered into commitments for capital expenditures nor does it intend to enter into such commitments.

Financial Instruments

There are no outstanding financial instruments as at July 31, 2005.

Off Balance Sheet Arrangements

The Company has not entered into any off Balance Sheet arrangements.

Risks and Uncertainties

Readers are referred to risk factors found in the Company's last year's first quarter Management Discussion and Analysis.